ACTIONS SEMICONDUCTOR CO., LTD.

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the Company (the "Meeting") will be held at the following time and place:

Date:	Thursday, May 13, 2010
Time:	2:00 p.m.
Place:	Crystal Room II, 20/F, Grand Emperor Hotel,
288 Avenida Comercial de Macau, Macau

for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	Re-election of Class I Directors

As an Ordinary Resolution

THAT each of Nan-Horng Yeh, Chin-Hsin (Fred) Chen and I-Ming (Robin) Pan be re-elected as a Class I Director (as defined in the Company’s current Articles of Association) to serve on the Company’s Board of Directors for a 3-year term, with effect from the date of the Meeting.

2.	Adoption of Amended and Restated Articles of Association

As a Special Resolution

THAT the Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Articles of Association in the form attached to the 2010 Annual General Meeting Agenda as Exhibit A;

3.	Ratification and Approval of Share Repurchases

As an Ordinary Resolution

THAT all past repurchases by the Company made between May 30, 2007 through April 14, 2010 of (i) up to 8,918,597 ADSs in the aggregate, through Citigroup Global Markets Inc., pursuant to stock purchase plans between the Company and Citigroup Global Markets Inc. and (ii) up to 3,176,911 ADSs in the aggregate, through UBS Securities LLC, pursuant to securities repurchase plans between the Company and UBS Securities LLC, be and hereby are ratified, approved and confirmed in all respects;

FURTHER THAT the repurchases by the Company from JPMorgan Chase Bank, N.A. of the Ordinary Shares of the Company underlying such 12,095,508  repurchased ADSs, in such manner as may be determined by the Board of Directors, be and hereby are approved and confirmed in all respects; and

FURTHER THAT all repurchases made between April 15, 2010 and the date of the Meeting and all future repurchases from time to time by the Company of its ADSs and the underlying Ordinary Shares of the Company at such time, at such price, and on such other terms as determined by the Board of Directors in its sole discretion, be and hereby are approved and confirmed in all respects, provided that (i) such repurchases shall be conducted in accordance with applicable laws, rules and regulations and (ii) at the time of the repurchases, the Company is able to pay its debts as they fall due in the ordinary course of its business.

And to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only members of record at the close of business on April 15, 2010 (U.S. Eastern Time), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

We anticipate that commencing on or around April 30, 2010, copies of our annual report on Form 20-F for the year ended December 31, 2009 may be obtained from the offices of the Company and accessible through the Company’s website.  You may also request a hard copy of our annual report by contacting Lisa Laukkanen at +1-415-217-4967.

By Order of the Board of Directors

Niccolo Chen
Chief Executive Officer
April 16, 2010